October 17, 2012

Mr. H. Roger Schwall

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	Far East Energy Corporation

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 13, 2012

Form 10-Q for the Quarterly Period Ended June 30, 2012

Filed August 7, 2012

File No. 0-32455

Ladies and Gentlemen:

On behalf of Far East Energy Corporation (the “Company” or “Far East”), set forth below are our responses to your letter dated September 25, 2012, containing the comments of the staff of the Securities and Exchange Commission (the “Commission”) to our Form 10-K for the Fiscal Year ended December 31, 2011 (File No. 000-32455) filed with the Commission on March 13, 2012 (the “Form 10-K”) and to our Form 10-Q for the Quarterly Period ended June 30, 2012 (File No. 000-32455) filed with the Commission on August 7, 2012 (the “Form 10-Q”). For your convenience, we have included the staff’s comments below with our responses below the staff’s comments. Any capitalized terms used but not otherwise defined have the meaning given to such terms in our Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2011

Properties, page 32

Reserves, page 33

1.          Revise your disclosure to include information regarding production volumes, prices and costs. See Item 1204 of Regulation S-K.

Response

While gross production volumes, prices and costs were disclosed in Items 1 and 7 of the Form 10-K, we acknowledge that Item 2 of the Form 10-K did not disclose net production volumes, average sales prices per unit and production costs per unit. Upon conclusion of the staff’s review, we intend to file amendments to the Form 10-K and Form 10-Q and will revise Item 2 to the Form 10-K in accordance with the staff’s comments. To further expand upon the minimum requirements of Item 1204 of Regulation S-K, due to the early stage nature of coalbed methane gas exploration and production in the People’s Republic of China (the “PRC”), we intend to continue to report production volumes on a gross basis for 2009 and 2010 and to present production volumes on a net to Far East basis for 2011 and thereafter.

The proposed disclosure would be in substantially the following form:

Production, Sales, Prices and Expenses

The following table sets forth information regarding the production and sales volumes, average sales prices received, and production costs for the year ended December 31, 2011:

Gas sales volume, net to Far East (Mcf)(1)	140,887

Gas sales, net to Far East ($ in thousands)	$653

Average Gas Sales Price ($ per Mcf)	$4.63

PRC National Subsidy and Provincial Subsidies ($ per Mcf)	$0.82

VAT ($ per Mcf)	$0.84

Total Gas Sales and other Revenues ($ per Mcf)	$6.29

Production Costs ($ per Mcf)(2)(3)	$27.49

(1)	To compensate CUCBM for its services as collection agent under the Gas Sales Agreement, Far East agreed to share approximately 7.5% of revenue with CUCBM prior to any exercise of its right to elect to participate in a revenue interest in a portion of the Shouyang block. For the years ended December 31, 2009 and 2010, substantially all gas production was flared in the amounts of 87,307 Mcf and 235,996 Mcf, respectively.

(2)	Within the gas production costs, items which were denominated in Chinese Renminbi (“RMB”) were translated into U.S. Dollars by using the exchange rate as of the date of the invoice.

(3)	Production costs per Mcf are computed as total lease operating expenses divided by the total gas sold, therefore the production costs are currently high for several key reasons: (i) certain wells are dewatering and are not yet tied into the gathering system and therefore there are no gas sales to offset the production costs; (ii) given that the coalbed methane gas field is characterized by high permeability, there is a longer dewatering period and thus a longer production period before significant gas volumes ramp up to more profitable gas sales volumes and (iii) the processing and compression facilities are presently over sized for the current gas sales volume, as the sales volumes ramp up as the reservoir matures, the facilities will operate much more efficiently. All these factors should lower the production costs expressed as $/Mcf sold significantly as the accelerated drilling program is implemented.

2

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

Overview, page 40

2.          Discussion under this heading refers to “gross” gas production “gross” sales volumes. Supplementally, explain to us what the term “gross” refers to. Also, confirm, if true, that disclosed production and sales volumes reflect only quantities that are net to your interest, and do not reflect amounts related to interests held by others.

Response

The use of the term “gross” referred to total gas production and total sales volumes in 2011 without giving effect to our agreement to share approximately 7.5% of revenue with CUCBM to compensate it for its services as collection agent under the Gas Sales Agreement. We intend to revise the disclosure on page 40 of the Form 10-K to read substantially as follows:

Gas sales volume, net to Far East, was 141 million cubic feet for 2011.

3.          Based on the disclosure under this section, volumes sold were substantially less than volumes produced. Tell us and disclose the reasons for this difference.

Response

The difference between the gas production amount and the sales amount reflects the amount of gas production that is lost in connection with the “flaring” of gas. Flaring is the practice of safely disposing of gas by burning it through special vents, or “flare stacks.” However, we believe that the volume of gas that was flared in the early stages of exploration and production remains important information to an investor as it helps indicate the gas content and permeability of the coal surrounding the wells prior to connection of a gathering system and completion of dewatering. See pages 2-3 of the Form 10-K for a discussion of the dewatering process associated with coalbed methane gas exploration and development in the PRC. As described in our response to comment # 1, we intend to disclose only gas sales volume, net to Far East, in Item 2 of Form 10-K while disclosing the production volumes on a gross basis for 2009 and 2010, substantially all of which was flared.

Critical Accounting Policies, page 48

Oil and Gas Reserve Quantities, page 49

4.          We note your disclosure that reserve quantities and the related estimates of future net cash flows affect your long-term production participation plan liability. Please describe the nature of this liability, specify how it is calculated and to whom you are obligated to make related payments.

Response

The current amount of the participation plan liability is zero; however, we included the disclosure in the Form 10-K to reflect the potential future incurrence of such liability. In light of the fact that we have not incurred any participation plan liability as of the date of this letter, we will delete this disclosure in future filings with the Commission unless and until such liabilities are incurred and constitute a critical accounting policy.

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Note 1. Summary of Significant Accounting Policies, page 58

5.          We note that your accounts receivable balance as of December 31, 2011 represents a substantial portion of your revenue for the year then ended. In view of this, tell us the credit terms you offer your customers, and explain how the reported accounts receivable balance is consistent with those terms. Additionally, explain how the reported accounts receivable balance is consistent with the disclosure on page 9 of your filing which indicates, in part, that SPG is obligated to pay for all CBM monthly in advance, based on anticipated deliveries for the coming month.

Response

Under the Gas Sales Agreement with SPG, which, for reasons related to PRC regulatory restrictions, we are a third party beneficiary, SPG is obligated to pay CUCBM in advance. As we cannot be a party to the Gas Sales Agreement, CUCBM acts as our collection agent and is required to remit the proceeds to us. We have experienced delays in collecting certain accounts receivable from CUCBM because of delays in reconciling certain administrative procedures among Shanxi provincial authorities, CUCBM and SPG. We believe such matters are being resolved.

6.          Disclose the amount of any allowance for doubtful accounts. Refer to FASB ASC paragraph 310-10-50-4.

Response

CUCBM is a state owned enterprise specially designated by the Chinese government to manage international cooperation in coalbed methane gas exploration and development in the PRC. It is jointly owned by two large state owned entities, CNOOC and China Coal. Additionally, SPG is one of the largest energy companies in the Shanxi Province and is also involved in building and operating gas fired power facilities in that province. We concluded, after evaluation, that given the nature of the account receivable and the character of the parties responsible for payment, no allowance for doubtful accounts was appropriate at the time of preparation of the financial statements. The receivable is more likely than not to be satisfied in the ordinary course of business. In support of this conclusion, Far East collected $0.3 million from CUCBM in February 2012 and $0.2 million from CUCBM in July 2012.

Supplemental Oil and Gas Reserve Information (Unaudited), page 76

Proved Oil and Gas Reserves, page 77

7.          Provide us your calculation of amortization of proved oil and gas properties for all periods presented. Clearly indicate how both the numerator and denominator of the units of production calculation were determined, and reference or reconcile all amounts used in the calculation to corresponding amounts appearing in your financial statements.

Response

We have provided the requested calculation and accompanying reconciliation below:

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Amortization as calculated and reported at 12/31/2011						Amortization based on RISC final report dated 3/1/2012
Proved Developed Reserves (MMcf)	13,940	(1)				14,160		Gross Reserves
Gas Sold (MMcf)	158					158		Gross gas sales volume
Total (MMcf)	14,098					14,318		Total (MMcf)

(Depleted/Total) x	(158/14,098)	x	$ 62,733,389	=	$ 703,069.61	(158/14,318)	x	$ 62,733,389	=	$ 692,266.76
Intangible Proved Property

(Depleted/Total) x	(158/14,098)	x	$ 3,627,301	=	$ 40,652.12	(158/14,318)	x	$ 3,627,301	=	$ 40,027.49
Tangible Proved Property
			Depletion		$ 743,721.73			Depletion		$ 732,294.24
								Depletion as booked		$ 743,721.73
			Depreciation & Amortization		$ 226,581.91			Variance (2)		$ (11,427.49)
-1.54%
			Accretion - ARO		$ 74,383.28

			Total DD&A		$ 1,044,686.92

(1)         The Net Reserves – Proved Developed units was obtained from preliminary estimates.

(2)         The calculated variance was not material to the financial statements of the Company taken as a whole.

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Form 10-Q for the Quarterly Period Ended June 30, 2012

Note 2. Liquidity and Realization of Assets, page 7

8.          We note your disclosure that at December 31, 2011, the standardized measure of your future net cash flows, discounted at 10 percent per annum, relating to your proved natural gas reserves was $65.4 million. However, we note that your future net cash flows calculation disclosed on page 78 of the Form 10-K for the fiscal year ended December 31, 2011 indicates $62.5 million. Please explain this apparent inconsistency to us.

Response

The inconsistency between the two numbers is the result of transcription errors. We will revise the Form 10-K and the Form 10-Q to reconcile the inconsistencies in accordance with the staff’s comments. The proposed revised disclosure would be in substantially the following form:

At December 31, 2011, the standardized measure of our future net cash flows, discounted at 10 percent per annum, relating to our proved natural gas reserves was $62.5 million.

Engineering Comments

Form 10-K for the Fiscal Year Ended December 31, 2011

Business, page 1

Drilling Activity, page 5

9.          As required by Item 1205 of Regulation S-K, please amend your document to expand the presentation of drilling activities to include the number of development wells and the number of exploration wells that you drilled in each of the last three years.

Response

As disclosed on page 9 of the Form 10-K, all wells as of December 31, 2011 were exploratory wells. We anticipate drilling development wells in the near future, we will revise the Form 10-K in accordance with the staff’s comments. The proposed revised disclosure would be in substantially the following form:

Drilling Activity

The following table sets forth our drilling activities for each of the last three years:
	2011		2010		2009
	Gross	Net(1)	Gross	Net(1)	Gross	Net(1)
Exploratory wells:
Shouyang block	35	35	26	26	5	5
Qinnan block	-	-	-	-	1	1
Yunnan block	-	-	-	-	-	-
Exploratory well Total	35	35	26	26	6	6

Development wells:
Shouyang block	-	-	-	-	-	-
Qinnan block	-	-	-	-	-	-
Yunnan block	-	-	-	-	-	-
Development well Total	-	-	-	-	-	-

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(1)	Because the 2011 Shouyang PSC Modification Agreement had not yet received the approval of the PRC Ministry of Commerce (“MofCom”) as of December 31, 2011 and CUCBM had not exercised its right to make certain elections with respect to that portion of the Shouyang block, we had a 100% working interest in all exploratory wells as of December 31, 2011. The terms of the Qinnan PSC are similar to those of the Shouyang PSC.

10.         Please amend your document to disclose, as of a reasonably current date, your total gross and net productive wells. Refer to Item 1208(a) of Regulation S-K.

Response

Item 1208(a) of Regulation S-K provides for disclosure of the number of total gross and net productive wells “as of a reasonably current date or as of the end of the fiscal year.” In accordance with Item 1208(a), we elected to disclose the number of gross wells as of the end of the fiscal year. Please see the disclosure at the bottom of page 5 of the Form 10-K where we disclose the gross number of productive wells: “As of the end of January, there are 66 wells dewatering in the Shouyang block and producing gas.” As of December 31, 2011, we owned 100% of the working interest in our producing wells. In light of the foregoing, our view is that the existing disclosure in the Form 10-K substantially complied with the requirements of Item 1208(a) of Regulation S-K. In future filings we will provide disclosure of the total number of gross productive wells and net productive wells giving effect to CUCBM’s participation elections as of such date.

Shouyang PSC, page 8

11.         We note your statement “We are in the process of obtaining Chinese reserve certification to support the submission of the ODP which will be filed as soon as possible.” Please amend your document to explain the requirements you must fulfill in order to obtain such certification. Address whether your third party engineer participates in this reserves certification. Please include the standards to which such reserve estimates are held.

Response

The Chinese reserve certification is one step that is a necessary regulatory requirement to obtain a permanent development license. We intend to amend the filing to state: “We are in the process of obtaining the necessary certifications to support the request for a long-term development license.” In addition, Chinese reserve certification is tied to standards set forth by the PRC’s Ministry of Land and Resources, which were most recently enumerated in the Geologic Mineral Industry Standard of P.R.China DZ/T 0216-2010 Specifications for Coalbed Methane Resources/Reserves. Our third party engineers do not participate in this process as it is a Chinese regulatory approval.

Properties, page 32

Undeveloped Acreage, page 32

12.         Item 1208(b) of Regulation S-K asks for the minimum remaining terms of material leases and concessions. Please amend your document to disclose material undeveloped acreage to which you will lose exploration/development rights if you do not complete specified work requirements in each of the next three years.

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Response

The exploration period under the Shouyang PSC expires on June 30, 2013, for approximately 121,080 acres of the contract area (“Area C”) and June 30, 2015, for approximately 297,415 acres of the contract area. Area C will be relinquished as of June 30, 2013, except for certain exceptions described in Exhibit 10.1 to our Form 8-K filed with the Commission on July 11, 2012. The expiration term of the Shouyang PSC is June 30, 2032.

With respect to Item 1208(b) of Regulation S-K as applied to Item 2, the description of the production sharing contracts, our interests in these properties and the minimum remaining terms of our production sharing contracts, on page 33 of the Form 10-K, we cross-referenced to the detailed discussion in Item 1 to avoid duplication.

Reserves, page 33

13.         Please amend your document to present also developed and undeveloped probable reserves and developed and undeveloped possible reserves. Refer to Item 1202(a)(2) of Regulation S-K.

Response

We will revise the Form 10-K in accordance with the staff’s comments. The proposed revised disclosure would be:

	Natural Gas
	Gross Reserves	Net Reserves
	(MMcf)	(MMcf)
Proved reserves
Developed	14,160	13,505
Undeveloped	45,469	41,094
Total proved reserves	59,629	54,599

Probable reserves
Developed	3,653	3,608
Undeveloped	511,300	375,994
Total probable reserves	514,953	379,602

Possible reserves
Developed	8,845	8,783
Undeveloped	156,420	105,654
Total possible reserves	165,265	114,437

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14.         Item 1202(a)(5) of Regulation S-K requires discussion of the uncertainty related to unproved reserves. Please amend your document to provide such a discussion.

Response

We will revise the Form 10-K in accordance with the staff’s comments. The proposed revised disclosure would be in substantially the following form:

Probable reserves.  Estimates of probable developed and undeveloped reserves are inherently imprecise.  When producing an estimate of the amount of coalbed methane gas that is recoverable from a particular coalbed, an estimated quantity of probable reserves is an estimate that is as likely as not to be achieved.  Estimates of probable reserves are also subject to revision based on production history, results of additional exploration and development and price changes.

We use deterministic methods to estimate probable reserve quantities, and when deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves.  Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion.  Probable reserves estimates also include potential incremental quantities associated with increased recovery of the coalbed methane gas arising from the use of the best estimate of volumetric parameters (thickness, gas content, desorption pressure and permeability) compared to a combination of these parameters that resulted in the low estimate of recovery estimated for proved reserves.

Possible reserves.  Estimates of possible developed and undeveloped reserves are also inherently imprecise.  When producing an estimate of the amount of coalbed methane gas that is recoverable from a particular coalbed, an estimated quantity of possible reserves is an estimate that might be achieved, but only under more favorable circumstances than are likely.  Estimates of possible reserves are also subject to revision based on production history, results of additional exploration and development and price changes.

We use deterministic methods to estimate possible reserve quantities, and when deterministic methods are used to estimate possible reserve quantities, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves.  Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain.   Possible reserves also include incremental quantities associated with increased recovery of the coalbed methane gas arising from the use of a combination of volumetric parameters (thickness, gas content, desorption pressure and permeability) that resulted in a high estimate of recovery compared to the best estimate values assumed for probable reserves.

15.         We note your statement, “The gas price used is $6.35/Mcf in accordance with the gas sales agreement dated June 12, 2010 and Chinese government policy.” We also note that 2011 gas sales revenue is $653 thousand (page 39) and 2011 gas sales volume is 158 million cubic feet (page 40). This yields a sales price of $4.13/MCFG[=$653 thousand/158 thousand MCFG]. Your third party reserve report (Exhibit 99.1, page 17) as well as the standardized measure of discounted future net cash flows (page 78) yield a gas price of $7.04/MCF[=$384.3 million/54.599 MMCFG]. Please explain these price differences and amend your document if it is appropriate.

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Response

We arrived at the gas price of $6.35 by taking the 1.20 RMB/cubic meter, and adding to this the 0.2 RMB/cubic meter subsidy received from the PRC central government, and the 0.05 RMB/cubic meter Shanxi Provincial Government subsidy. This gives a total 1.45 RMB/cubic meter, which was converted to 0.04 RMB/ cubic feet using a factor of 35.315 cubic feet/cubic meter and adjusted to US Dollars at a rate using the average of the rate at first of each month for the year (0.1546, rates sourced from http://www.exchangerates.org.uk/CNY-USD-exchange-rate-history.html#CNY-USD-history-table).        The resultant price (multiplied by 1000 for US$/Mcf) is 6.35/Mcf. The difference between the $6.35/Mcf disclosed in the Form 10-K and the $4.13/MCFG, calculated by dividing the amount of net gas sales revenue by gross gas sales volume, reflects (i) the netting out of the two Chinese subsidies (national and provincial) applicable to the sale of coalbed methane gas and (ii) a calculative adjustment to the staff’s underlying analysis that used gross volume instead of net volume. The following table provides more detail of total revenue based on actual volumes:

2011 Gas Sales Price Per Mcf

	USD (000's)	Net Volume	Price/Mcf
Gas sales, net	$653	140.9	$4.63
VAT refund, net	$119	140.9	$0.84
Subsidy, net	$86	105.3	$0.82
Total Revenue	$858		$6.29

The difference between the $6.35/Mcf disclosed in the Form 10-K and the $7.04/Mcf reflects (i) an adjustment required because pursuant to the Gas Sales Agreement, sales volumes are defined as volumes at conditions of 20 degrees C and 1.01325 bars absolute compared to the reserves and production data compared in the third party reserve report, which are reported at conditions of 60 degrees F and 14.696 psia, resulting in the need to apply a 1.0154 correction factor to account for the different reference conditions and (ii) a calculative adjustment to the staff’s underlying analysis, which utilized gross revenue instead of net revenue when comparing to net volumes. We have provided a reconciliation of the $6.35/Mcf to the $7.04/Mcf below:

Future cash inflows (Gross revenues)	$384.30

Net gas sales volumes (Mcf)	54.599
	$7.04/Mcf
Reconciliation

Future cash inflows (Net revenues)	$351.90	* at 20 degrees C per Gas Sales Agreement

Net gas sales volumes (Mcf)	54.599	* at 60 degrees F per reference conditions
	$6.45/Mcf
Volume conversion factor *	1.015	* to adjust volumes from reference conditions
		(60 degrees F) to conditions stipulated in the Gas Sales Agreement (20 degrees C)
	$6.35/Mcf

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Preparation of Reserves Estimates, page 33

16.         We note you statement, “Our estimated proved reserve information… was prepared by our independent petroleum consultant, RISC, in accordance with generally accepted petroleum engineering and evaluation principles and definitions and guidelines established by the SEC.” While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of such “generally accepted petroleum engineering and evaluation principles”. With a view toward possible disclosure, please explain to us the basis for concluding that such principles have been sufficiently established so as to judge that the reserve information has been prepared in conformity with such principles. Refer us to a compilation of these principles.

Response

We will remove all references to “generally accepted petroleum engineering and evaluation principles.”

17.         Please amend your document to expand the discussion of “Reserve Technologies” to include the engineering techniques that were applied to the data derived from well logs, geologic maps, etc. to estimate your net proved, probable and possible reserves. Refer to Item 1202(a)(6) of Regulation S-K.

Response

We will revise the Form 10-K in accordance with the staff’s comments. The proposed revised disclosure would be:

Technologies used to determine Proved Reserve Estimate

A variety of technologies were used to estimate the proved reserves. The principal methodologies employed are numerical and analytical material balance models that have been historically matched to producing wells, analysis of coal thickness, density and depth from drilling and wireline log evaluation, echometer measurements to estimate the reservoir pressure from water levels in pumping wells, gas content measurements from desorption and adsorption tests performed on core samples of coal taken from wells drilled in the field,  permeability estimates from transient well test analysis carried out on wells drilled in the field and analogue performance from wells within the field. Seismic data use was limited to identifying structural trends and regional dips, but was not used to predict the presence, continuity or thickness of the reservoir.

18.         On page five, your third party reserve report presents your plan to drill 230 wells in 2012 with a completed well cost of $361 thousand (Appendix 1). Please explain the financing arrangements you will use to fund the $83 million (230 wells @ $361 thousand) capital costs. Be advised that our definition of reserves requires “…a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.”

Response

On November 28, 2011, the Company entered into a $25 million credit facility with plans to raise capital of approximately $125 million immediately upon receipt of MofCom approval of the 2011 Shouyang PSC Modification Agreement. That approval was expected to come in the late first quarter of 2012 based on our previous experiences with MofCom, but was not received until July 5, 2012.

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We announced on July 12, 2012 the intention of Far East Energy (Bermuda), Ltd., our wholly owned subsidiary, to offer an undisclosed amount of senior secured notes due 2017 in a private placement, the proceeds of which would be used, in part, to repay existing indebtedness and fund drilling and completion capital. The target for the capital placement was an amount sufficient to support the planned drilling program based on the projections included in the third party reserve report and the Company’s plans to escalate the drilling pace significantly with receipt of the capital planned.

Given the Company’s historical track record of raising capital as needed since 2004 for all of its projects, at the time of the filing of the Form 10-K, we had a reasonable expectation that the capital raising described above would bring in a sufficient amount of capital necessary to fund the drilling program contemplated in the third party reserve report and the transaction would close in enough time to allow us to complete the contemplated 2012 portion of the drilling program. Due to factors outside of our control, including the significant delay in the receipt of approval from MofCom of the 2011 Shouyang PSC Modification Agreement, the closing of the contemplated financing transaction has been delayed. Additionally, Far East received from MofCom the first ever four year extension of the exploration phase for the Shouyang PSC, which provided a significant enhancement to the value of the project as a whole and increased the probability of obtaining financing on better terms.

As of the date of the filing of the Form 10-K, we were confident in our ability to close on the financing transaction described above, which would allow us to begin a modified version of the 2012 drilling program described in the third party reserve report. For future filings of the Form 10-K, we will continue to evaluate our estimate of the number of wells we expect to drill in the following five years for purposes of determining proved undeveloped reserves based on our reasonable expectation that there will exist financing required to implement the project.

19.         The third party report attributes ConocoPhillips’ overriding royalty interest share of reserves to your net proved reserve volumes. FASB ASC paragraph 932-235-50-4 states “Net quantities shall not include reserves relating to interests of others in properties owned by the entity.” Please amend your document by removing those volumes attributable to this ORRI in compliance with FASB ASC 932.

Response

ConocoPhillips’ interest is a 3.5% economic interest in revenues received from the sale of production of coalbed methane gas from the Shouyang block before deduction of costs and is payable by Far East, not an entitlement to production in-kind. ConocoPhillips has no ability to make a claim directly against CUCBM or the government of China for production from any CBM Field.  The expense related to the assumed cash payment was captured as an adjustment to the Far East revenue stream.

Management's Discussion and Analysis of Financial Condition and Results of Operations, Page 40

20.         We note your statement, “We believe that the sales rate will continue to increase as gas from additional wells is sold through the gathering system in the coming months.” Please tell us your net gas sales and productive well count for the six months ending June 30, 2012.

Response

The net gas sales for the six months ending June 30, 2012 was 104,980 Mcf and the productive well count as of June 30, 2012 was 71 gross and net productive wells.

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21.         Please reconcile your third party reserve report’s projections of 2012 gas sales – proved, probable and possible – and producing well count with the corresponding June 30, 2012 figures you furnish in response to our comment above.

Response

We have provided the requested data below:

Gas Sales – six months ended June 30, 2012	Proved		Probable		Possible
	Developed	Undeveloped	Developed	Undeveloped	Developed	Undeveloped
RISC Projection
Producing wells as of Jun 30, 2012	66	55	-	-	-	-
Gas Sales MMcf - Jan 1 - Jun 30, 2012	314	8	259	36	238	39

FEEC Actual results
Producing wells as of Jun 30, 2012	71
Gas Sales MMcf Jan 1 - Jun 30, 2012	105

Supplemental Oil and Gas Reserve Information (Unaudited), page 76

Costs Incurred in Oil and Gas Property Acquisition, Exploration and Development Activities, page 76

22.         We note that the 2011 exploration and development costs incurred appear to be $650 thousand per well - $22.8 million (page 76) for 35 wells (page 5). We understand the total costs may include figures other than well costs. Please reconcile this apparent drilling cost per well with the figures utilized in your third party reserve report’s Appendix 1 for a completed, connected well - $361 thousand. Tell us your average completed well cost for 2011 and compare it with the projected capital costs for your proved undeveloped reserves estimates.

Response

The average completed well cost for 2011 was $342,000 compared to a projected capital cost in the third party reserve report of $336,000 per completed well. We have provided a breakout of the 2011 completed well cost below:

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	# Wells	Total Cost	Avg Cost per Well
		(U.S. Dollars in thousands)
Drilling cost:

Deviated wells	25	$8,695	$348

Vertical wells	3	892	297

Sub-total	28	9,587	342
Parameter wells	7	3,625	518

Total drilling cost	35	13,212	377

Other Capitalized cost

Gas gathering		2,928

Asset retirement obligation		169

Other (1)		1,857
Total additions to capitalized well cost		18,166	Per Form 10-K page 42, Additions to oil and gas properties (capitalized)

Accruals		(1,119)

ARO		(169)

Development cost		16,878

Exploration expense		5,967

Total costs incurred		$22,845

(1) Other includes re-completions, capitalized workovers and other capitalized cost for wells completed in prior years.

	Average Cost per Appendix 1 of Reserve Report	Variance ($)	Variance (%)
	(U.S. Dollars in thousands)
Average Well Cost	$361

Gathering & hook up cost (2)	(25)
	$336	$6.00	1.9%

(2) Wells are connected to the gathering system in batches some time after completion, therefore, cost is not included in our drilling AFE, but is capitalized separately.

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Exhibit 99.1

23.         Please file a third party reserve report that addresses the following requirements of Item 1202(a)(8):

(ii)         the date on which the report was completed; and

(vi)        a discussion of the possible effects of regulation on your ability to recover the estimated reserves.

Response

We will revise the Form 10-K in accordance with the staff’s comments by including the requested third party report. The proposed additional text of the report will be in substantially the following form:

The third party reserve report prepared by RISC at the request of Far East Energy Corporation, dated March 1, 2012, was completed on March 1, 2012.

FEEC’s operations may be subject to various levels of governmental controls and regulations. These controls and regulations may include, but may not be limited to, matters relating to land tenure and leasing, the legal rights to produce hydrocarbons including the granting, extension or termination of production sharing contracts, the fiscal terms of various production sharing contracts, drilling and production practices, environmental protection, marketing and pricing policies, royalties, government subsidies or incentives, various taxes and levies including income tax and are subject to change from time to time. Such changes in governmental regulations and policies may cause volumes of proved reserves actually recovered and amounts of proved income actually received to differ significantly from the estimated quantities.

24.         On page three, your third party report states “RISC has modified FEEC’s maps by extrapolating the gridded well values to the boundary of the Shouyang Block.” Please explain to us the methodology employed including extrapolation distance(s) from well sites to Shouyang Block boundary and the basis for such extrapolation. Address the differences for proved and unproved reserve attribution.

Response

RISC was retained by Far East to carry out a comprehensive review of reserves, contingent and prospective coalbed methane gas resources of the entire Shouyang block. The extrapolation referred to in the third party reserve report does not relate to areas in which proved or unproved reserves have been assigned. Within the proved and unproved reserves areas, the depth and thickness of coal was determined directly from observed well data. Within the areas to which proved and unproved reserves have been attributed, the average depth based on well data was used, however where a portion of the area was deeper than the deepest commercially producible coal seam in a well, the area was truncated at this limit and no proved or unproved reserves assigned beyond it. Within the proved areas, a low estimate of coal thickness determined from the well data was applied to direct offset locations. A best estimate of thickness was applied to offset locations in the probable case. In the possible case, a high estimate of thickness was applied to offset locations.

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In connection with these responses, the Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *

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If you have any questions regarding the above responses, please contact our Chief Executive Officer, Michael McElwrath, or me at (832) 598-0470 or by facsimile at (832) 598-0479.

Sincerely,

Far East Energy Corporation

/s/ Bruce N. Huff
Bruce N. Huff
Chief Financial Officer

/s/ Michael R. McElwrath
Michael R. McElwrath
Chief Executive Officer

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